VIA ELECTRONIC TRANSMISSION AND

OVERNIGHT DELIVERY

June 26, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention:	David Lin, Staff Attorney Christopher Dunham, Staff Accountant

Re:	Farmers National Banc Corp.
Registration Statement on Form S-4
Filed May 12, 2017
File No. 333-217958

Dear Mr. Lin:

This letter sets forth the responses of Farmers National Banc Corp. (the “Company”) to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in our conversation on June 8, 2017, related to the above-referenced Registration Statement on Form S-4. For your convenience, we have set forth below each of the Staff’s comments and the corresponding responses of the Company.

Registration Statement on Form S-4 filed May 12, 2017

Approval of non-affiliated shareholders, page 10

1.	Please revise to disclose clearly that the condition precedent to each party’s obligation to effect the merger requiring the affirmative vote of the holders of not less than a majority of the issued and outstanding Monitor common shares who are not officers, directors or affiliates of Monitor may be waived by the parties, and add a risk factor to that effect.

Response:

The Registration Statement has been revised on pages 4, 10, and 27. A Risk Factor has been added on page 21 disclosing that the merger may still proceed, even if the holders of not less than a majority of the issued and outstanding Monitor common shares who are not officers, directors or affiliates of Monitor fail to approve the merger, if the parties waive the requirement of this condition precedent.

David C. Lin

Christopher Dunham

June 26, 2017

2.	Please revise on page 26 and elsewhere as appropriate to add further explanation regarding the second shareholder proposal relating to the conditional amendment of the Monitor Articles of Incorporation to remove right of first refusal provisions, including the text of the applicable provisions, the nature of the conditional amendment, and the waiver being sought with respect to the right of first refusal provisions.

The Registration Statement has been revised on pages 4, 10, 24, and 27 to add further explanation regarding the proposal to conditionally amend the Monitor Articles of Incorporation to eliminate the right of first refusal provisions, and to eliminate the need to seek a waiver with respect to the right of first refusal provisions.

We believe that the foregoing has been responsive to each of the Staff’s oral comments. The If you have any further questions or require additional information, please do not hesitate to contact me as counsel to the Company at (330) 208-1015, or jbtreier@vorys.com.

Sincerely,

/s/ J. Bret Treier
J. Bret Treier

cc: Kevin J. Helmick President and Chief Executive Officer, Farmers National Banc Corp.